Exhibit 3.1

This is a translation into English of the official Dutch version of the articles of association of a limited liability company under Dutch law. In the event of a conflict between the English and Dutch texts, the Dutch text shall prevail.

ARTICLES OF ASSOCIATION

LAVA Therapeutics N.V.

DEFINITIONS AND INTERPRETATION

Article 1
1.1	In these articles of association the following definitions shall apply:
Article	An article of these articles of association.
Board	The Company's board of directors.
Board Rules	The internal rules applicable to the Board, as drawn up by the Board.
CEO	The Company's chief executive officer.
Chairman	The chairman of the Board.
Company	The company to which these articles of association pertain.
DCC	The Dutch Civil Code.
Director	A member of the Board.
Executive Director	An executive Director.
General Meeting	The Company's general meeting.
Group Company	An entity or partnership which is organisationally connected with the Company in an economic unit within the meaning of Section 2:24b DCC.
Indemnified Officer	A current or former Director or such other current or former officer or employee of the Company or its Group Companies as designated by the Board.
Meeting Rights

With respect to the Company, the rights attributed by law to the holders of depository receipts issued for shares with a company's cooperation, including the right to attend and address a General Meeting.

Non-Executive Director	A non-executive Director.
Person with Meeting Rights	A shareholder, a usufructuary or pledgee with voting rights or a holder of depository receipts for shares issued with the Company's cooperation.
Record Date	The date of registration for a General Meeting as provided by the DCC.
Simple Majority	More than half of the votes cast.
Subsidiary	A subsidiary of the Company within the meaning of Section 2:24a DCC.

1.2	Unless the context requires otherwise, references to "shares" or "shareholders" without further specification are to common shares in the Company's capital or to the holders thereof, respectively.
1.3	References to statutory provisions are to those provisions as they are in force from time to time.
1.4	Terms that are defined in the singular have a corresponding meaning in the plural.
1.5	Except as otherwise required by law, the terms "written" and "in writing" include the use of electronic means of communication.

NAME AND SEAT

Article 2
2.1	The Company's name is LAVA Therapeutics N.V.
2.2	The Company has its corporate seat in Utrecht.

OBJECTS

Article 3

The Company's objects are:

a.	to, either individually or jointly or with other entities, engage in antibody therapy, immunotherapy and other therapies and the fight against cancer (cells), as well as the development of products, intellectual property, the acquiring thereof and to register patentable findings and the performing of medical, commercial and industrial activities in the widest sense of the word;
b.	to incorporate, to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;
c.	to acquire, to manage, to invest, to exploit, to encumber and to dispose of assets and liabilities;
d.	to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of Group Companies or other parties; and
e.	to do anything which, in the widest sense, is connected with or may be conducive to the objects described above.

SHARES - AUTHORISED SHARE CAPITAL AND DEPOSITORY RECEIPTS

Article 4
4.1	The Company's authorised share capital amounts to ten million eight hundred thousand euro (EUR 10,800,000).
4.2	The authorised share capital is divided into ninety million (90,000,000) shares, each having a nominal value of twelve eurocents (EUR 0.12).
4.3	The Board may resolve that one or more shares are divided into such number of fractional shares as may be determined by the Board. Unless specified differently, the provisions of these articles of association concerning shares and shareholders apply mutatis mutandis to fractional shares and the holders thereof, respectively.
4.4	The Company may cooperate with the issue of depository receipts for shares in its capital.

SHARES - FORM AND SHARE REGISTER

Article 5
5.1	All shares are in registered form. The Company may issue share certificates for shares in registered form as may be approved by the Board. Each Director is authorised to sign any such share certificate on behalf of the Company.
5.2	Shares shall be numbered consecutively, starting from 1.

5.3	The Board shall keep a register setting out the names and addresses of all shareholders and all holders of a usufruct or pledge in respect of shares. The register shall also set out any other particulars that must be included in the register pursuant to applicable law. Part of the register may be kept outside the Netherlands to comply with applicable local law or pursuant to stock exchange rules.
5.4	Shareholders, usufructuaries and pledgees shall provide the Board with the necessary particulars in a timely fashion. Any consequences of not, or incorrectly, notifying such particulars shall be borne by the party concerned.
5.5	All notifications may be sent to shareholders, usufructuaries and pledgees at their respective addresses as set out in the register.

SHARES - ISSUE

Article 6
6.1	The Company can only issue shares pursuant to a resolution of the General Meeting or of another body authorised by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorisation, the number of shares that may be issued must be specified. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to issue shares, the General Meeting shall not have this authority.
6.2	Article 6.1 applies mutatis mutandis to the granting of rights to subscribe for shares, but does not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.
6.3	The Company may not subscribe for shares in its own capital.

SHARES - PRE-EMPTION RIGHTS

Article 7
7.1	Subject to Article 7.2, upon an issue of shares, each shareholder shall have a pre-emption right in proportion to the aggregate nominal value of his or her shares.
7.2	Shareholders do not have pre-emption rights in respect of:
a.	shares issued against non-cash contribution; or
b.	shares issued to employees of the Company or of a Group Company.
7.3	The Company shall announce an issue with pre-emption rights and the period during which those rights can be exercised in the State Gazette and in a daily newspaper with national distribution, unless the announcement is sent in writing to all shareholders at the addresses submitted by them.
7.4	Pre-emption rights may be exercised for a period of at least two weeks after the date of announcement in the State Gazette or after the announcement was sent to the shareholders.
7.5	Pre-emption rights may be limited or excluded by a resolution of the General Meeting or of the body authorised as referred to in Article 6.1, if that body was authorised by the General Meeting for this purpose for a specified period not exceeding five years. The authorisation may be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorisation, the authorisation cannot be revoked. For as long as and to the extent that another body has been authorised to resolve to limit or exclude pre-emption rights, the General Meeting shall not have this authority.
7.6	A resolution of the General Meeting to limit or exclude pre-emption rights, or to grant an authorisation as referred to in Article 7.5, shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.
7.7	The preceding provisions of this Article 7 apply mutatis mutandis to the granting of rights to subscribe for shares, but do not apply in respect of issuing shares to a party exercising a previously acquired right to subscribe for shares.

SHARES - PAYMENT

Article 8
8.1	Without prejudice to Section 2:80(2) DCC, the nominal value of a share and, if the share is subscribed for at a higher price, the difference between these amounts must be paid up upon subscription for that share.
8.2	Shares must be paid up in cash, except to the extent that payment by means of a contribution in another form has been agreed.
8.3	Payment in a currency other than the euro can only be made with the Company's consent. Where such a payment is made, the payment obligation is satisfied for the amount in euro for which the paid amount can be freely exchanged. Without prejudice to the last sentence of Section 2:80a(3) DCC, the date of the payment determines the exchange rate.

SHARES - FINANCIAL ASSISTANCE

Article 9
9.1	The Company may not provide security, give a price guarantee, warrant performance in any other way or commit itself jointly and severally or otherwise with or for others with a view to the subscription for or acquisition of shares or depository receipts for shares in its capital by others. This prohibition applies equally to Subsidiaries.
9.2	The Company and its Subsidiaries may not provide loans with a view to the subscription for or acquisition of shares or depository receipts for shares in the Company's capital by others, unless the Board resolves to do so and Section 2:98c DCC is observed.
9.3	The preceding provisions of this Article 9 do not apply if shares or depository receipts for shares are subscribed for or acquired by or for employees of the Company or of a Group Company.

SHARES - ACQUISITION OF OWN SHARES

Article 10
10.1	The acquisition by the Company of shares in its own capital which have not been fully paid up shall be null and void.
10.2	The Company may only acquire fully paid up shares in its own capital for no consideration or if and to the extent that the General Meeting has authorised the Board for this purpose and all other relevant statutory requirements of Section 2:98 DCC are observed.
10.3	An authorisation as referred to in Article 10.2 remains valid for no longer than eighteen months. When granting such authorisation, the General Meeting shall determine the number of shares that may be acquired, how they may be acquired and within which range the acquisition price must be. An authorisation shall not be required for the Company to acquire shares in its own capital in order to transfer them to employees of the Company or of a Group Company pursuant to an arrangement applicable to them, provided that these shares are included on the price list of a stock exchange.
10.4	Without prejudice to Articles 10.1 through 10.3, the Company may acquire shares in its own capital for cash consideration or for consideration satisfied in the form of assets. In the case of a consideration being satisfied in the form of assets, the value thereof, as determined by the Board, must be within the range stipulated by the General Meeting as referred to in Article 10.3.
10.5	The previous provisions of this Article 10 do not apply to shares acquired by the Company under universal title of succession.
10.6	In this Article 10, references to shares include depository receipts for shares.

SHARES - REDUCTION OF ISSUED SHARE CAPITAL

Article 11
11.1	The General Meeting can resolve to reduce the Company's issued share capital by cancelling shares or by reducing the nominal value of shares by virtue of an amendment to these articles of association. The resolution must designate the shares to which the resolution relates and it must provide for the implementation of the resolution.
11.2	A resolution to cancel shares can only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts.
11.3	A resolution of the General Meeting to reduce the Company's issued share capital shall require a majority of at least two thirds of the votes cast if less than half of the issued share capital is represented at the General Meeting.

SHARES - ISSUE AND TRANSFER REQUIREMENTS

Article 12
12.1	Except as otherwise provided or allowed by Dutch law, the issue or transfer of a share shall require a deed to that effect and, in the case of a transfer and unless the Company itself is a party to the transaction, acknowledgement of the transfer by the Company.
12.2	The acknowledgement shall be set out in the deed or shall be made in such other manner as prescribed by law.
12.3	For as long as any shares are admitted to trading on the New York Stock Exchange, the NASDAQ Stock Market or on any other regulated stock exchange operating in the United States of America, the laws of the State of New York shall apply to the property law aspects of the shares reflected in the register administered by the relevant transfer agent, without prejudice to the applicable provisions of Chapters 4 and 5 of Title 10 of Book 10 DCC.

SHARES - USUFRUCT AND PLEDGE

Article 13
13.1	Shares can be encumbered with a usufruct or pledge.
13.2	The voting rights attached to a share which is subject to a usufruct or pledge vest in the shareholder concerned.
13.3	In deviation of Article 13.2, the holder of a usufruct or pledge on shares shall have the voting rights attached thereto if this was provided when the usufruct or pledge was created.
13.4	Usufructuaries and pledgees without voting rights shall not have Meeting Rights.

BOARD - COMPOSITION

Article 14
14.1	The Company has a Board consisting of:
a.	one or more Executive Directors, being primarily charged with the Company's day-to-day operations; and
b.	one or more Non-Executive Directors, being primarily charged with the supervision of the performance of the duties of the Directors.

The Board shall be composed of individuals.

14.1	The Board shall determine the number of Executive Directors and the number of Non-Executive Directors.
14.2	The Board shall elect an Executive Director to be the CEO. The Board may dismiss the CEO, provided that the CEO so dismissed shall subsequently continue his or her term of office as an Executive Director without having the title of CEO.
14.3	The Board shall elect a Non-Executive Director to be the Chairman. The Board may dismiss the Chairman, provided that the Chairman so dismissed shall subsequently continue his or her term of office as a Non-Executive Director without having the title of Chairman.
14.4	If a Director is absent or incapacitated, he or she may be replaced temporarily by a person whom the Board has designated for that purpose and, until then, the other Director(s) shall be charged with the management of the Company. If all Directors are absent or incapacitated, the management of the Company shall be attributed to the person who most recently ceased to hold office as the Chairman. If such former Chairman is unwilling or unable to accept that position, the management of the Company shall be attributed to the person who most recently ceased to hold office as the CEO. If such former CEO is also unwilling or unable to accept that position, the management of the Company shall be attributed to one or more persons whom the General Meeting has designated for that purpose. The person(s) charged with the management of the Company in this manner, may designate one or more persons to be charged with the management of the Company instead of, or together with, such person(s).
14.5	A Director shall be considered to be unable to act within the meaning of Article 14.5:
a.	during the existence of a vacancy on the Board, including as a result of:
i.	his death;
ii.	his dismissal by the General Meeting, other than at the proposal of the Board; or
iii.	his voluntary resignation before his or her term of office has expired;
iv.	not being reappointed by the General Meeting, notwithstanding a (binding) nomination to that effect by the Board,

provided that the Board may always decide to decrease the number of Directors such that a vacancy no longer exists; or

b.	during his or her suspension;
c.	in a period during which the Company has not been able to contact him (including as a result of illness), provided that such period lasted longer than five consecutive days (or such other period as determined by the Board on the basis of the facts and circumstances at hand); or
d.	in connection with and during the deliberations and decision-making of the Board on matters in relation to which he or she has declared to have, or in relation to which the Board has established that he or she has, a conflict of interests as described in Article 17.7.

BOARD - APPOINTMENT, SUSPENSION AND DISMISSAL

Article 15
15.1	The General Meeting shall appoint the Directors and may at any time suspend or dismiss any Director. In addition, the Board may at any time suspend an Executive Director.
15.2	The General Meeting can only appoint Directors upon a nomination by the Board. The General

Meeting may at any time resolve to render such nomination to be non-binding by a majority of at least two thirds of the votes cast representing more than half of the issued share capital. If a nomination is rendered non-binding, a new nomination shall be made by the Board. If the nomination comprises one candidate for a vacancy, a resolution concerning the nomination shall result in the appointment of the candidate, unless the nomination is rendered non-binding. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.
15.3	At a General Meeting, a resolution to appoint a Director can only be passed in respect of candidates whose names are stated for that purpose in the agenda of that General Meeting or the explanatory notes thereto.
15.4	Upon the appointment of a person as a Director, the General Meeting shall determine whether that person is appointed as Executive Director or as Non-Executive Director.
15.5	A resolution of the General Meeting to suspend or dismiss a Director shall require a majority of at least two thirds of the votes cast representing more than half of the issued share capital, unless the resolution is passed at the proposal of the Board. A second meeting as referred to in Section 2:120(3) DCC cannot be convened.
15.6	If a Director is suspended and the General Meeting does not resolve to dismiss him within three months from the date of such suspension, the suspension shall lapse.

BOARD - DUTIES AND ORGANISATION

Article 16
16.1	The Board is charged with the management of the Company, subject to the restrictions contained in these articles of association. This includes in any event setting the Company's policy and strategy. In performing their duties, Directors shall be guided by the interests of the Company and of the business connected with it.
16.2	The Board shall draw up Board Rules concerning its organisation, decision-making and other internal matters, with due observance of these articles of association. In performing their duties, the Directors shall act in compliance with the Board Rules.
16.3	The Directors may allocate their duties amongst themselves in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board, provided that:
a.	the Executive Directors shall be charged with the Company's day-to-day operations;
b.	the task of supervising the performance of the duties of the Directors cannot be taken away from the Non-Executive Directors;
c.	the Chairman must be a Non-Executive Director; and
d.	the making of proposals for the appointment of a Director and the determination of the compensation of the Executive Directors cannot be allocated to an Executive Director.
16.4	The Board may determine in writing, in or pursuant to the Board Rules or otherwise pursuant to resolutions adopted by the Board, that one or more Directors can validly pass resolutions in respect of matters which fall under his/her/their duties.
16.5	The Board shall establish the committees which the Company is required to have and otherwise such committees as are deemed to be appropriate by the Board. The Board shall draw up (and/or include in the Board Rules) rules concerning the organisation, decision-making and other internal matters of its committees.
16.6	The Board may perform the legal acts referred to in Section 2:94(1) DCC without the prior approval of the General Meeting.

BOARD - DECISION-MAKING

Article 17
17.1	Without prejudice to Article 17.5, each Director may cast one vote in the decision-making of the Board.
17.2	A Director can be represented by another Director holding a written proxy for the purpose of the deliberations and the decision-making of the Board.
17.3	Resolutions of the Board shall be passed, irrespective of whether this occurs at a meeting or otherwise, by Simple Majority unless the Board Rules provide differently.
17.4	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Directors who casted an invalid or blank vote or who abstained from voting shall be taken into account when determining the number of Directors who are present or represented at a meeting of the Board.
17.5	Where there is a tie in any vote of the Board, the Chairman shall have a casting vote, provided that there are at least three Directors in office and subject to Article 17.7. Otherwise, the relevant resolution shall not have been passed.
17.6	The Executive Directors shall not participate in the decision-making concerning:
a.	the determination of the compensation of Executive Directors; and
b.	the instruction of an auditor to audit the annual accounts if the General Meeting has not granted such instruction.
17.7	A Director shall not participate in the deliberations and decision-making of the Board on a matter in relation to which he or she has a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it. If, as a result thereof, no resolution can be passed by the Board, the resolution may nevertheless be passed by the Board as if none of the Directors has a conflict of interests as described in the previous sentence.
17.8	Meetings of the Board can be held through audio-communication facilities, unless a Director objects thereto.
17.9	Resolutions of the Board may, instead of at a meeting, be passed in writing, provided that all Directors are familiar with the resolution to be passed and none of them objects to this decision-making process. Articles 17.1 through 17.7 apply mutatis mutandis.
17.10	The approval of the General Meeting is required for resolutions of the Board concerning a material change to the identity or the character of the Company or the business, including in any event:
a.	transferring the business or materially all of the business to a third party;
b.	entering into or terminating a long-lasting alliance of the Company or of a Subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for the Company; and
c.	acquiring or disposing of an interest in the capital of a company by the Company or by a Subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company's most recently adopted annual accounts.
17.11	The absence of the approval of the General Meeting of a resolution as referred to in Article 17.10 shall result in the relevant resolution being null and void pursuant to Section 2:14(1) DCC but shall not affect the powers of representation of the Board or of the Directors.

BOARD - COMPENSATION

Article 18
18.1	The General Meeting shall determine the Company's policy concerning the compensation of the Board with due observance of the relevant statutory requirements.
18.2	The compensation of Directors shall be determined by the Board with due observance of the policy referred to in Article 18.1.
18.3	The Board shall submit proposals concerning compensation arrangements for the Board in the form of shares or rights to subscribe for shares to the General Meeting for approval. This proposal must at least include the number of shares or rights to subscribe for shares that may be awarded to the Board and which criteria apply for such awards or changes thereto. The absence of the approval of the General Meeting shall not affect the powers of representation.

BOARD - REPRESENTATION

Article 19
19.1	The Board is entitled to represent the Company.
19.2	The power to represent the Company also vests in the CEO individually, as well as in any other two Executive Directors acting jointly.
19.3	The Company may also be represented by the holder of a power of attorney to that effect. If the Company grants a power of attorney to an individual, the Board may grant an appropriate title to such person.

INDEMNITY

Article 20
20.1	The Company shall indemnify and hold harmless each of its Indemnified Officers against:
1.	any financial losses or damages incurred by such Indemnified Officer; and
2.	any expense reasonably paid or incurred by such Indemnified Officer in connection with any threatened, pending or completed suit, claim, action or legal proceedings of a civil, criminal, administrative or other nature, formal or informal, in which he or she becomes involved, to the extent this relates to his or her current or former position with the Company and/or a Group Company and in each case to the extent permitted by applicable law.

20.2	No indemnification shall be given to an Indemnified Officer:
1.	if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such Indemnified Officer that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described in Article 20.1 are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such Indemnified Officer);
2.	to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);
3.	in relation to proceedings brought by such Indemnified Officer against the Company, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to these articles of association, pursuant to an agreement between such

Indemnified Officer and the Company which has been approved by the Board or pursuant to insurance taken out by the Company for the benefit of such Indemnified Officer; or
4.	for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company's prior consent.
20.3	The Board may stipulate additional terms, conditions and restrictions in relation to the indemnification referred to in Article 20.1.

GENERAL MEETING - CONVENING AND HOLDING MEETINGS

Article 21
21.1	Annually, at least one General Meeting shall be held. This annual General Meeting shall be held within six months after the end of the Company's financial year.
21.2	A General Meeting shall also be held:
a.	within three months after the Board has considered it to be likely that the Company's equity has decreased to an amount equal to or lower than half of its paid up and called up capital, in order to discuss the measures to be taken if so required; and
b.	whenever the Board so decides.
21.3	Subject to Article 21.4, General Meetings must be held in the place where the Company has its corporate seat or in Amsterdam, Arnhem, Assen, The Hague, Haarlem, 's-Hertogenbosch, Groningen, Leeuwarden, Lelystad, Maastricht, Middelburg, Rotterdam, Schiphol (Haarlemmermeer) or Zwolle.
21.4	If and when allowed pursuant to applicable law, those who convene the General Meeting may also decide whether (and if so, under what conditions) the General Meeting shall also or exclusively be accessible through the use of electronic means. In that case, references in these articles of association to attendance of a General Meeting shall include attendance by electronic means and Article 23.2, with the exception of the first sentence of Article 23.2, shall apply mutatis mutandis in respect of attendance by electronic means.
21.5	If the Board has failed to ensure that a General Meeting as referred to in Articles 21.1 or 21.2 paragraph a. is held, each Person with Meeting Rights may be authorised by the court in preliminary relief proceedings to do so.
21.6	One or more Persons with Meeting Rights who collectively represent at least the part of the Company's issued share capital prescribed by law for this purpose may request the Board in writing to convene a General Meeting, setting out in detail the matters to be discussed. If the Board has not taken the steps necessary to ensure that the General Meeting could be held within the relevant statutory period after the request, the requesting Person(s) with Meeting Rights may be authorised, at his/her/their request, by the court in preliminary relief proceedings to convene a General Meeting.
21.7	Any matter of which the discussion has been requested in writing by one or more Persons with Meeting Rights who, individually or collectively, represent at least the part of the Company's issued share capital prescribed by law for this purpose shall be included in the convening notice or announced in the same manner, if the Company has received the substantiated request or a proposal for a resolution no later than on the sixtieth day prior to that of the General Meeting.
21.8	Persons with Meeting Rights who wish to exercise their rights as described in Articles 21.6 and 21.7 must first consult the Board. If the intended exercise of such rights might result in a change to the Company's strategy, including by dismissing one or more Directors, the Board must be given the opportunity to invoke a reasonable period to respond to such intention with due observance of the applicable provisions of Dutch law and the Dutch Corporate Governance Code. The Person(s) with Meeting Rights concerned must respect any such response period stipulated by the Board. This Article 21.8 does not prejudice any rights which the Company or the Board may have under Dutch law with regard to invoking a similar period or deliberation time.
21.9	A General Meeting must be convened with due observance of the relevant statutory minimum convening period.
21.10	All Persons with Meeting Rights must be convened for the General Meeting in accordance with applicable law. The shareholders may be convened for the General Meeting by means of convening letters sent to the addresses of those shareholders in accordance with Article 5.5. The previous sentence does not prejudice the possibility of sending a convening notice by electronic means in accordance with Section 2:113(4) DCC.

GENERAL MEETING - PROCEDURAL RULES

Article 22
22.1	The General Meeting shall be chaired by one of the following individuals, taking into account the following order of priority:
a.	by the Chairman, if there is a Chairman and he or she is present at the General Meeting;
b.	by the CEO, if there is a CEO and he or she is present at the General Meeting;
c.	by another Director who is chosen by the Directors present at the General Meeting from their midst; or
d.	by another person appointed by the General Meeting.

The person who should chair the General Meeting pursuant to paragraphs a. through d. may appoint another person to chair the General Meeting instead of him.

22.2	The chairman of the General Meeting shall appoint another person present at the General Meeting to act as secretary and to minute the proceedings at the General Meeting. The minutes of a General Meeting shall be adopted by the chairman of that General Meeting or by the Board. Where an official report of the proceedings is drawn up by a civil law notary, no minutes need to be prepared. Every Director may instruct a civil law notary to draw up such an official report at the Company's expense.
22.3	The chairman of the General Meeting shall decide on the admittance to the General Meeting of persons other than:
a.	the persons who have Meeting Rights at that General Meeting, or their proxyholders; and
b.	those who have a statutory right to attend that General Meeting on other grounds.
22.4	The holder of a written proxy from a Person with Meeting Rights who is entitled to attend a General Meeting shall only be admitted to that General Meeting if the proxy is determined to be acceptable by the chairman of that General Meeting.
22.5	The Company may direct that any person, before being admitted to a General Meeting, identify himself by means of a valid passport or driver's license and/or should be submitted to such security arrangements as the Company may consider to be appropriate under the given circumstances. Persons who do not comply with these requirements may be refused entry to the General Meeting.
22.6	The chairman of the General Meeting has the right to eject any person from the General Meeting if he or she considers that person to disrupt the orderly proceedings at the General Meeting.

22.7	The General Meeting shall be conducted in the English language. The General Meeting may be conducted in another language, if so determined by the chairman of the General Meeting.
22.8	The chairman of the General Meeting may limit the amount of time that persons present at the General Meeting are allowed to take in addressing the General Meeting and the number of questions they are allowed to raise, with a view to safeguarding the orderly proceedings at the General Meeting. The chairman of the General Meeting may also adjourn the meeting if he or she considers that this shall safeguard the orderly proceedings at the General Meeting.

GENERAL MEETING - EXERCISE OF MEETING AND VOTING RIGHTS

Article 23
23.1	Each Person with Meeting Rights has the right to attend, address and, if applicable, vote at General Meetings, whether in person or represented by the holder of a written proxy. Holders of fractional shares together constituting the nominal value of a share shall exercise these rights collectively, whether through one of them or through the holder of a written proxy.
23.2	The Board may decide that each Person with Meeting Rights is entitled, whether in person or represented by the holder of a written proxy, to participate in, address and, if applicable, vote at the General Meeting by electronic means of communication. For the purpose of applying the preceding sentence it must be possible, by electronic means of communication, for the Person with Meeting Rights to be identified, to observe in real time the proceedings at the General Meeting and, if applicable, to vote. The Board may impose conditions on the use of the electronic means of communication, provided that these conditions are reasonable and necessary for the identification of the Person with Meeting Rights and the reliability and security of the communication. Such conditions must be announced in the convening notice.
23.3	The Board can also decide that votes cast through electronic means of communication or by means of a letter prior to the General Meeting are considered to be votes that are cast during the General Meeting. These votes shall not be cast prior to the Record Date.
23.4	For the purpose of Articles 23.1 through 23.3, those who have voting rights and/or Meeting Rights on the Record Date and are recorded as such in a register designated by the Board shall be considered to have those rights, irrespective of whoever is entitled to the shares or depository receipts at the time of the General Meeting. Unless Dutch law requires otherwise, the Board is free to determine, when convening a General Meeting, whether the previous sentence applies.
23.5	Each Person with Meeting Rights must notify the Company in writing of his or her identity and his or her intention to attend the General Meeting. This notice must be received by the Company ultimately on the seventh day prior to the General Meeting, unless indicated otherwise when such General Meeting is convened. Persons with Meeting Rights that have not complied with this requirement may be refused entry to the General Meeting.

GENERAL MEETING - DECISION-MAKING

Article 24
24.1	Each share shall give the right to cast one vote at the General Meeting. Fractional shares, if any, collectively constituting the nominal value of a share shall be considered to be equivalent to such share.
24.2	No vote can be cast at a General Meeting in respect of a share belonging to the Company or a Subsidiary or in respect of a share for which any of them holds the depository receipts. Usufructuaries and pledgees of shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant share belonged to the Company or a Subsidiary. Neither the Company nor a Subsidiary can vote shares in respect of which it holds a usufruct or a pledge.
24.3	Unless a greater majority is required by law or by these articles of association, all resolutions of the General Meeting shall be passed by Simple Majority. If applicable law requires a greater majority for resolutions of the General Meeting and allows the articles of association to provide for a lower majority, those resolutions shall be passed with the lowest possible majority, except if these articles of association explicitly provide otherwise.
24.4	Subject to any provision of mandatory Dutch law and any higher quorum requirement stipulated by these articles of association, if the Company is subject to the requirement that the General Meeting can only pass resolutions if a certain part of the Company’s issued share capital is present or represented at such General Meeting under applicable securities laws or listing rules, then such resolutions shall be subject to such quorum as specified by such securities laws or listing rules and a second meeting as referred to in Section 2:120(3) DCC cannot be convened.
24.5	Invalid votes, blank votes and abstentions shall not be counted as votes cast. Shares in respect of which an invalid or blank vote has been cast and shares in respect of which an abstention has been made shall be taken into account when determining the part of the issued share capital that is represented at a General Meeting.
24.6	Where there is a tie in any vote of the General Meeting, the relevant resolution shall not have been passed.
24.7	The chairman of the General Meeting shall decide on the method of voting and the voting procedure at the General Meeting.
24.8	The determination during the General Meeting made by the chairman of that General Meeting with regard to the results of a vote shall be decisive. If the accuracy of the chairman's determination is contested immediately after it has been made, a new vote shall take place if the majority of the General Meeting so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights who is present so requires. The legal consequences of the original vote shall lapse as a result of the new vote.
24.9	The Board shall keep a record of the resolutions passed. The record shall be available at the Company's office for inspection by Persons with Meeting Rights. Each of them shall, upon request, be provided with a copy of or extract from the record, at no more than the cost price.
24.10	Shareholders may pass resolutions outside a meeting, unless the Company has cooperated with the issuance of depository receipts for shares in its capital. Such resolutions can only be passed by a unanimous vote of all shareholders with voting rights. The votes shall be cast in writing and may be cast through electronic means.
24.11	The Directors shall, in that capacity, have an advisory vote at the General Meetings.

GENERAL MEETING - SPECIAL RESOLUTIONS

Article 25
25.1	The following resolutions can only be passed by the General Meeting at the proposal of the Board:
a.	the issue of shares or the granting of rights to subscribe for shares;
b.	the limitation or exclusion of pre-emption rights;
c.	the designation or granting of an authorisation as referred to in Articles 6.1, 7.5 and 10.2,

respectively;
d.	the reduction of the Company's issued share capital;
e.	the making of a distribution from the Company's profits or reserves;
f.	the making of a distribution in the form of shares in the Company's capital or in the form of assets, instead of in cash;
g.	the amendment of these articles of association;
h.	the entering into of a merger or demerger;
i.	the instruction of the Board to apply for the Company's bankruptcy; and
j.	the Company's dissolution.
25.2	A matter which has been included in the convening notice or announced in the same manner by or at the request of one or more Persons with Meeting Rights pursuant to Articles 21.6 and/or 21.7 shall not be considered to have been proposed by the Board for purposes of Article 25.1, unless the Board has expressly indicated that it supports the discussion of such matter in the agenda of the General Meeting concerned or in the explanatory notes thereto.

REPORTING - FINANCIAL YEAR, ANNUAL ACCOUNTS AND MANAGEMENT REPORT

Article 26
26.1	The Company's financial year shall coincide with the calendar year.
26.2	Annually, within the relevant statutory period, the Board shall prepare the annual accounts and the management report and deposit them at the Company's office for inspection by the shareholders.
26.3	The annual accounts shall be signed by the Directors. If any of their signatures is missing, this shall be mentioned, stating the reasons.
26.4	The Company shall ensure that the annual accounts, the management report and the particulars to be added pursuant to Section 2:392(1) DCC shall be available at its offices as from the convening of the General Meeting at which they are to be discussed. The Persons with Meeting Rights are entitled to inspect such documents at that location and to obtain a copy at no cost.
26.5	The annual accounts shall be adopted by the General Meeting.

REPORTING - AUDIT

Article 27
27.1	The General Meeting shall instruct an external auditor as referred to in Section 2:393 DCC to audit the annual accounts. Where the General Meeting fails to do so, the Board shall be authorised to do so.
27.2	The instruction may be revoked by the General Meeting and by the body that has granted the instruction. The instruction can only be revoked for well-founded reasons; a difference of opinion regarding the reporting or auditing methods shall not constitute such a reason.

DISTRIBUTIONS - GENERAL

Article 28
28.1	A distribution can only be made to the extent that the Company's equity exceeds the amount of the paid up and called up part of its capital plus the reserves which must be maintained by law.
28.2	The Board may resolve to make interim distributions, provided that it appears from interim accounts to be prepared in accordance with Section 2:105(4) DCC that the requirement referred to in Article 28.1 has been met.
28.3	Distributions shall be made in proportion to the aggregate nominal value of the shares.
28.4	The parties entitled to a distribution shall be the relevant shareholders, usufructuaries and pledgees, as the case may be, at a date to be determined by the Board for that purpose. This date shall not be earlier than the date on which the distribution was announced.
28.5	The General Meeting may resolve, subject to Article 25, that all or part of a distribution, instead of being made in cash, shall be made in the form of shares in the Company's capital or in the form of the Company's assets.
28.6	A distribution shall be payable on such date and, if it concerns a distribution in cash, in such currency or currencies as determined by the Board. If it concerns a distribution in the form of the Company's assets, the Board shall determine the value attributed to such distribution for purposes of recording the distribution in the Company's accounts with due observance of applicable law (including the applicable accounting principles).
28.7	A claim for payment of a distribution shall lapse after five years have expired after the distribution became payable.
28.8	For the purpose of calculating the amount or allocation of any distribution, shares held by the Company in its own capital shall not be taken into account. No distribution shall be made to the Company in respect of shares held by it in its own capital.

DISTRIBUTIONS - RESERVES

Article 29
29.1	Subject to Article 25, the General Meeting is authorised to resolve to make a distribution from the Company's reserves.
29.2	The Board may resolve to charge amounts to be paid up on shares against the Company's reserves, irrespective of whether those shares are issued to existing shareholders.

DISTRIBUTIONS - PROFITS

Article 30
30.1	Subject to Article 28.1, the profits shown in the Company's annual accounts in respect of a financial year shall be appropriated as follows, and in the following order of priority:
a.	the Board shall determine which part of the profits shall be added to the Company's reserves; and
b.	subject Article 25, the remaining profits shall be at the disposal of the General Meeting for distribution on the shares.
30.2	Subject to Article 28.1, a distribution of profits shall be made after the adoption of the annual accounts that show that such distribution is allowed.

DISSOLUTION AND LIQUIDATION

Article 31
31.1	In the event of the Company being dissolved, the liquidation shall be effected by the Board, unless the General Meeting decides otherwise.
31.2	To the extent possible, these articles of association shall remain in effect during the liquidation.
31.3	To the extent that any assets remain after payment of all of the Company's debts, those assets shall be distributed on the shares.
31.4	After the Company has ceased to exist, its books, records and other information carriers shall be kept for the period prescribed by law by the person designated for that purpose in the resolution of the General Meeting to dissolve the Company. Where the General Meeting has not designated such a person, the liquidators shall do so.

FEDERAL FORUM PROVISION

Article 32

Unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the United States Securities Act of 1933, as amended, to the fullest extent permitted by applicable law, shall be the federal district courts of the United States of America.